SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV TAX ID (CNPJ/MF) No.: 02.808.708/0001-07 NIRE 35.300.157.770 Publicly-Held Company

PRESS RELEASE

Companhia de Bebidas das Américas - AMBEV (the “Company”), in compliance with the provisions of CVM Normative Rulings Nos. 358/2002 and 319/1999, hereby publicly informs that the Board of Directors of the Company approved the proposal to its shareholders, on the general shareholders meeting called to June 29, 2007, for the merger of its wholly-owned subsidiary Beverage Associates Holding Ltd., a company duly incorporated under the laws of Bahamas (“BAH” and, collectively with the Company, the “Companies”), into the Company, upon the merger of the net worth of BAH into the Company (the “Merger”), as described below.

Thus, we hereby inform the shareholders and the market in general the conditions of such Merger proposal, which shall be submitted to the approval of the Companies’ shareholders on the corresponding legal terms.

1. Purposes of the Transaction.

1.1. The Merger is part of the ongoing process of simplification of the corporate structure of which AmBev and its controlled companies are a part and that already resulted in the merger of other companies into AmBev.

1.2. The Merger will result, as mentioned above, among other advantages, in operational simplification and costs reduction to both Companies, carrying consequently, benefits to AmBev, considering that the value of R$2,331,089,085.58, which correspond to the premium registered by AmBev on the acquisition of BAH will be, following the Merger, used by AmBev for tax purposes according to the terms of the applicable tax legislation.

1.3. AmBev will continue to dedicate itself to the production and commercialization of beer, concentrates, soft drinks and other drinks.

2. Acts that preceded the transaction.

2.1. In addition to the necessary acts for the call of the Company’s Extraordinary General Meeting that will deliberate on the Merger, by the Company, of BAH, the Protocol and Justification of the Merger was executed.

3. Exchange ratio, number and type of shares to be attributed to BAH’s shareholders and rights of shares.

3.1. Since AmBev holds 100% of shares representing the BAH’s capital stock, there will not be other shareholders, minority or not, on the merged company, other than AmBev itself.

3.2. Therefore, there will be no modification in the net worth of AmBev and, consequently, issuance of new shares (reason why the establishment of any exchange ratio will not be necessary), to the extend that the net worth of BAH is already reflected entirely on the net worth of AmBev due to the use of the equity accounting method.

3.3. In view of the above, BAH, at the end of the transaction, will be extinguished and its shares duly cancelled, not being attributed any share issued by AmBev in exchange of shareholders rights.

3.4. According to the terms of the final part of the heading of Article 264 of Law No. 6,404/74 (“LSA”), AmBev has requested, on March 29, 2007, an authorization of Comissão de Valores Mobiliários (“CVM”) to apprise the net worth of both Companies at book value by the same criteria and on the same date, considering the special features of the transaction and its costs reduction purposes. Such appraisal was already requested to APSIS Consultoria Empresarial S/C Ltda. (“APSIS”), which has confirmed, based on the above mentioned criteria, the net worth (book value) of AmBev and BAH, on December 31, 2007 (“Reference-Date”), R$19,268,062,218.19 and R$448,561,678.24, respectively, or R$0.298923 and R$89,712.335647 per share/quota.

3.5. CVM’s decision in connection with the above-mentioned request of waiver will be informed to the Company’s shareholders as soon as the information is made available to the Company.

3.6. Since the Merger involves controlling and controlled companies, the provisions of paragraph 1 of article 226 of the LSA are applicable. Therefore, the totality of the shares representing the capital stock of BAH held by AmBev will be cancelled.

4. Criterion for the appraisal of BAH’s equity and form of addressing the equity fluctuation.

4.1. BAH’s net worth shall be merged taking into account the book value, based on the elements of the audited balance sheet drawn up on the Reference-Date. The Merger shall be effected based on BAH’s net worth value determined by the appraisal report already drawn up by APSIS, which establish that BAH’s net worth on the Reference-Date amounts at least R$448,561,678.24. The equity variations verified from the Reference-Date until the date in which the Merger is effected will be allocated to AmBev.

4.2. AmBev’s managers appointed APSIS as the specialized company to proceed with the appraisal of BAH’s net worth to be transferred to AmBev as a result of the transaction sets forth in the Protocol and Justification, which has informed, in connection with its practice that (i) there is no actual or possible conflict or pooling of interests with AmBev’s and BAH’s controlling shareholder, or against its respective minority shareholders, or, still, regarding the Merger itself; and (ii) the controlling shareholders or the management of both companies have not directed, limited, put difficulties or performed any act that have or may have jeopardize the access, use or the knowledge of information, assets, documents or work methods relevant for the quality of the conclusions in connection therewith.

4.3. Such appointment is conditioned to ratification by the AmBev’s shareholders’ general meeting that examines this Protocol and Justification, according to the provisions of paragraph 1 of Article 227 of the LSA.

5. AmBev’s capital stock increase and composition of the capital stock following the Merger.

5.1. The composition of AmBev’s capital stock will remain unchanged and there will not be issuance of new shares.

6. Reimbursement of BAH’s dissenting shareholders.

6.1. Since there are no shareholders on the merged company other than AmBev itself, there is no reason to discuss reimbursement of dissenting shareholders.

7. Costs.

7.1. It is estimated that the costs related to the Merger transaction for AmBev will be around R$2 million, including the expenses with publications, auditors, appraisers, lawyers and other technical professionals hired for counseling in the transaction.

8. Other information on the transaction.

8.1. Upon completion of the Merger, BAH will be extinguished and succeeded by AmBev in all of its assets, rights and obligations.

8.2. AmBev’s listed company registration with the CVM will be maintained.

9. Availability of documents.

9.1. Finally, we inform that: (i) Protocol and Justification of Merger; (ii) financial statement which were the basis for the calculation of the net worth of both BAH and AmBev on the Reference-Date, as well as the other documents referred as to in Article 3 of Normative Ruling 319/99, will be available, as of June 12, 2007, through the periodic information system (IPE), and at AmBev’s headquarters located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, in the City and State of São Paulo and in the Internet - www.ambev-ir.com. The shareholders shall appear in person with proof of their condition as shareholder or upon an attorney in fact duly named, on business days, between 9:00am and 6:00pm.

São Paulo, June 12, 2007

Companhia de Bebidas das Américas - AMBEV Graham Staley Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations